Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Intention to Repurchase Up to 15 Million of its Common Shares

TORONTO, December 4, 2012 – Bank of Montreal (TSX, NYSE: BMO) today announced its intention, subject to the approval of the Office of the Superintendent of Financial Institutions Canada (OSFI) and the Toronto Stock Exchange (TSX), to purchase, for cancellation, up to 15 million of its common shares under a normal course issuer bid through the facilities of the TSX. Bank of Montreal (the Bank) intends to file a notice of intention with the TSX in this regard.

The normal course issuer bid, subject to regulatory approvals, will end on January 24, 2014. The common shares that may be repurchased represent approximately 2.3 percent of the ‘public float’ (as such term is defined in the TSX Company Manual) of common shares. The timing and amount of any purchases under the program is subject to regulatory approvals and to management discretion based on factors such as market conditions. The Bank will pay the market price for the shares at the time of acquisition.

There were 650,729,644 Bank of Montreal common shares issued and outstanding as at October 31, 2012, and the public float was 650,213,668 common shares. The Bank’s Basel II Tier 1 capital ratio was 12.6 percent, and the Bank’s pro-forma Basel III Common Equity Ratio was 8.7 percent, as at October 31, 2012. The normal course issuer bid is being established as part of BMO’s capital management strategy.

Bank of Montreal’s common shares are listed on both the Toronto and New York stock exchanges.

For Media Relations Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019

Internet: www.bmo.com